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SEC FILE NUMBER
8-69768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VNTR Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

152 Madison Avenue, 7th FL
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	516-490-8400	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route 1, Suite 4103	Iselin	NY	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Eric Brachfeld, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VNTR Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Eric Brachfeld

Eric Brachfeld

Title:
CEO

SEE ATTACHED NOTARIAL CERTIFICATE

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

State/Commonwealth of TEXAS)
☐ City ☑ County of Tarrant)
)

On 03/26/2024 (*Date*), before me, Jerry W Johnson (*Notary Name*),
the foregoing instrument was subscribed and sworn (or affirmed) before me by:

Eric Brachfeld.
Name of Affiant(s)

❑ Personally known to me **-- OR --**

❑ Proved to me on the basis of the oath of ______________ (*Name of Credible Witness*) **-- OR --**

☑ Proved to me on the basis of satisfactory evidence: driver_license
Type of ID Presented

NOTARY PUBLIC · STATE OF TEXAS
Jerry W Johnson
ID NUMBER
568607-3
COMMISSION EXPIRES
July 28, 2026

WITNESS my hand and official seal.

Notary Public Signature: Jerry W Johnson

Notary Name: Jerry W Johnson

Notary Commission Number: 568607-3

Notary Commission Expires: 07/28/2026

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: ANNUAL REPORTSFORM X-17A-5PART III

Document Date: 03/26/2024

Number of Pages (including notarial certificate): 3

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
VNTR Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VNTR Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 21, 2024

VNTR SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF MANHATTAN VENTURE PARTNERS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Assets		
Cash	$	615,341
Prepaid Expenses		36,014
Due From Affilate		129,627
Total Assets	$	780,982

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Commissions Payable	$	229,068
Accrued Expenses		36,297
Total Liabilities		265,365
Member's Equity		515,617
Total Liabilities and Member's Equity	$	780,982

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business

VNTR Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of December 21, 2016. The Company engages primarily in providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors from its New York City office.

The Company is a wholly owned subsidiary of Manhattan Venture Holdings, LLC (DBA Manhattan Venture Partners) ("Parent").

Note (2) - Summary of significant accounting policies

(A) Basis of Presentation
These financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(B) Revenue recognition:
The Company recognizes its revenue in accordance with Accounting Standards Codification ASC 606 Revenue from Contracts with Customers ("ASC 606").

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes placement fee revenue upon completion of private placement transactions as this satisfies the only performance obligation identified in accordance with this standard. Selling agent fees are recognized on the completion of the transaction. Acquisition fees are recognized upon completion of the acquisition of securities.

(C) Cash:
The Company maintains its cash in a high credit quality financial institution. Balance at times may exceed federally insured limits of $250,000. The Company considers highly liquid instruments with a purchased maturity date of three months or less to be cash equivalents.

At December 31, 2023, the Company's cash balance of $615,341 consist of cash on deposit, with $365,341 in excess of the federally insured limits.

Note (2) - Summary of significant accounting policies (Continued)

(D) Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Income taxes:
The Company is a single member limited liability company, and as such, is treated as a disregarded entity under the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal income tax purposes. Additionally, the Company's state and local taxable income is treated in the same manner. Accordingly, the Company has not provided for federal, state or local income taxes.

The Parent files income tax returns on the accrual basis as a partnership for federal, state and local income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the accompanying financial statements.

(F) Concentrations, risks and uncertainties:
Credit risk: The Company maintains its cash with accredited financial institutions in amounts which at times exceeds federally insured limits. The Company monitors the credit standing of such financial institutions in order to limit credit risk. The Company has not experienced any losses on its deposits of cash and believes it is not exposed to any significant losses due to credit risk on cash.

Revenue: For the year ended December 31, 2023, the Company had three customers together that represented approximately 92% of the total revenue, each representing 44%, 31% and 17% of the total revenue respectively. No other customer represented more than 10% of total revenue.

(G) Accounting pronouncements:
The Company assesses the adoption impact of recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements as well as material updates to previous assessments, if any. There were no new accounting standards issued and not yet adopted that could have a material impact in the Company's financial position, operating results or financial statement disclosures.

Note (3) - Related parties

The Company has an expense sharing agreement with its Parent. Administrative fees provided by the Parent for the year ended December 31, 2023 included administrative salaries and benefits, occupancy, and other administrative costs. The amount Due from Affiliates at December 31, 2023 was $129,627. Additionally, placement fee revenue and acquisition fee revenue are earned from and due from entities related to the Company through common ownership.

Note (4) - Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $349,976 which exceeded its requirement of $17,691 by $332,285. The Company had a ratio of aggregate indebtedness to net capital of .76 to 1 at December 31, 2023.

Note (5) – Subsequent events

Management has evaluated subsequent events through March 21, 2024, the date of financial statements was issued. The were no subsequent events requiring disclosures and/or adjustments.